                                  ADDENDUM TO
                     AGREEMENT AND PLAN OF REORGANIZATION


      THIS ADDENDUM TO AGREEMENT AND PLAN OF REORGANIZATION is made and entered into this 22nd day of March, 1996, by and among Monument Resources, Inc. ("Monument"), a Colorado corporation, Crescent Oil & Gas Corporation ("Crescent"), a Delaware corporation and Powerhouse Resources, Inc. ("Powerhouse"), a Colorado corporation.

      WHEREAS, an Agreement and Plan of Reorganization dated February 23, 1996 has heretofore been executed by the parties; and

      WHEREAS, the parties wish to make certain changes in the terms and conditions set forth therein;

      NOW, THEREFORE, for and in consideration of the mutual covenants and agreements herein set forth and the mutual benefits of the parties to be derived here from, it is hereby agreed as follows:

      1. Section 3.3 of the Agreement and Plan of Reorganization is hereby amended to delete the date March 15, 1996 and to substitute therefore the date March 22, 1996. The dates will also be changed accordingly in other sections of the Agreement and Plan of Reorganization, and in particular Section 5.5 thereof, which date shall also be changed in said section to March 22, 1996; provided however that closing shall be into escrow and the shares to be exchanged will only be released from such escrow if the loan described in
Section 5.5 is repaid by April 5, 1996. Failure to pay such loan by such date will terminate the escrow and the Agreement and Plan of Reorganization.

      2.    The Suimork Oil Depot ("Suimork") property is to be deleted from
Schedule 3.2 appended to the referenced Agreement and Plan of Reorganization. Suimork is to be listed on Schedule 3.2A and valued at 600,000 shares of Common Stock to be represented by a proportionate number of the shares of Preferred Stock to be issued hereunder. The Board of Directors of Monument shall have three months to conduct due diligence investigations of the Suimork project and during such three month period may in its sole discretion accept or reject such opportunity. If rejected, Suimork shall remain the property of Powerhouse. If accepted, the 600,000 equivalent shares of Common Stock shall be treated the same as the initial 3,000,000 shares described below.

      3. Section 3.2(b) of the Agreement and Plan of Reorganization shall be amended to provide that the shares of non-voting Preferred Stock of Monument shall be automatically convertible into 3,000,000 shares of Monument's no par value


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Common Stock simultaneously with the earlier of (i) sale of such shares or
(ii) the effectiveness of a Registration Statement on Form S-1 filed with the United States Securities & Exchange Commission. In addition, shares of Monument's non-voting Preferred Stock representing 1,000,000 shares of Monument Common Stock shall be issued, as of the Closing Date, into escrow to be held by such escrow agent until the sale of the shares or the effective date of the Registration Statement referred to in the preceding sentence. If at such date of sale or upon such effective date Powerhouse has paid, if necessary, one-half of its share of registration costs provided in Section
7.3 of the Agreement and Plan of Reorganization or as called for in paragraph 4 below (valued at $50,000), and/or if it has paid or otherwise provided for the obligation to Alan Arnold (valued at $100,000) as set forth in Section 5.6, and/or if it has paid or otherwise satisfied liabilities associated with the Kansas oil properties (assumed to be $50,000), then such shares shall be released to Powerhouse and will be treated the same as the initial 3,000,000 shares described above. If any one or two or three of the foregoing obligations are not met, the number of shares to be distributed to Powerhouse will be reduced accordingly based on the ratio that the particular item involved bears to the total of the three items (i.e., $200,000). In connection herewith, Sections 5.6 and 7.3 of the Agreement and Plan of Reorganization are hereby deleted and replaced with the potential reduction in shares payable to Powerhouse as described above in this paragraph.

      4. All shares of non-voting Preferred Stock issued or issuable under the Agreement and Plan of Reorganization as modified by this Addendum shall be held in Trust by a Trust Committee consisting of Malcolm Stone, Dennis C. Dowd and Hunter S. Swanson. The Board of Monument shall determine succession to the Trust Committee necessitated for any reason including, but not limited to, resignation, infirmity or death. Majority vote of the Trustees shall be required for all decisions of the Trust. The Trustees shall use their best efforts during the one year period from April 5, 1996 to sell the shares of Common Stock into which such shares of Preferred Stock are convertible (i) in a manner designed not to disrupt, either in the short term or long term, an orderly market in Monument's trading securities; (ii) conduct such sales in the United Kingdom with and in compliance with its laws and the securities laws of the United States or in any other jurisdiction if such sale is in accordance with applicable law; and (iii) failing the above, will cause such shares to be distributed on a pro rata basis to Powerhouse shareholders as soon as reasonably practicable after such one year period (or its extension), or before if it is deemed necessary to qualify such shares of Common Stock for NASDAQ SmallCap trading; provided however, if at April 4, 1997 fewer than 25% of the common shares issued pursuant to the Agreement and Plan of Reorganization are still held by the Trust, the Trustees may extend their right to manage and sell such shares for an additional year through April 5, 1998. Finally, Monument


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shall have a three-day right of first refusal to purchase such shares at the price offered by any bona-fide purchaser and Monument shall have an absolute right, at any time such shares are held by the Trust to purchase any or all of such shares at a price of $0.50 (U.S.) per share.

      5. If a prorated distribution to shareholders occurs, Monument shall not be required to issue fractional shares nor shares in less than one round lot (i.e., 100 shares) unless, in the sole discretion of this Board of Directors of Monument, it deems it prudent to issue shares in amounts of fewer than one round lot (i.e., 100 shares).

      IN WITNESS WHEREOF, the corporate parties hereto have caused this Addendum to Agreement and Plan of Reorganization to be executed by their respective officers, hereunto duly authorized.

                                          ("Monument")
                                          MONUMENT RESOURCES, INC.


                                          By: /s/ ANTON G. FOUST
                                             ---------------------------------
                                               Anton G. Foust, President

                                          ("Crescent")
                                          CRESCENT OIL & GAS
                                             CORPORATION


                                          By: /s/ DENNIS C. DOWD
                                             ---------------------------------
                                               Dennis C. Dowd, Vice President
                                                and Director

                                          ("Powerhouse")
                                          POWERHOUSE RESOURCES, INC.


                                          By: /s/ MALCOLM STONE
                                             ---------------------------------
                                               Malcolm Stone, Chairman



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